Exhibit 99.1

Notice of Redemption

for

Deutsche Bank Contingent Capital Trust III

Wilmington, Delaware, U.S.A.

79,000,000 7.60% Noncumulative Trust Preferred Securities

having an Aggregate Liquidation Preference Amount of

US$ 1,975,000,000

(Liquidation Preference Amount US$ 25 per Trust Preferred Security)

CUSIP Number: 25154A 108

ISIN: US25154A1088

The Regular Trustees and the Property Trustee of Deutsche Bank Contingent Capital Trust III have been notified that on February 20, 2018, Deutsche Bank AG will redeem its Initial Debt Securities and Deutsche Bank Contingent Capital LLC III will redeem its Class B Preferred Securities. We therefore hereby give notice that subject to receipt of the Redemption Price in full by the Property Trustee, the 79,000,000 7.60% Noncumulative Trust Preferred Securities having an aggregate liquidation preference amount of US$ 1,975,000,000, issued by Deutsche Bank Contingent Capital Trust III with an issue date of February 20, 2008, will be redeemed on February 20, 2018 at their liquidation preference amount of US$ 25 per Trust Preferred Security plus any accrued and unpaid capital payments for the current payment period to but excluding the redemption date. All regulatory preconditions are met.

January 17, 2018	Deutsche Bank Contingent Capital Trust III